UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 14, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): _____

www.sibanyestillwater.com
MARKET RELEASE
Trading statement for the year ended 31 December 2018
Johannesburg, 14 February 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to provide a trading statement for the year ended 31 December 2018. The comprehensive financial and operating results for the six months and the year ended 31 December 2018 will be released on Thursday, 21 February 2019.
In terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a trading statement as soon as it is satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next will differ by at least 20% from the financial results for the previous corresponding period.
Shareholders are advised that the Sibanye-Stillwater Group expects to report an attributable loss of R1,000 million
(US$77 million) for the year ended 31 December 2018, which is a significant improvement on the attributable loss of R4,437 million (US$333 million) for the year ended 31 December 2017 (comparative period).
The improvement year-on-year primarily reflects, inter alia:
• improved solid operational performance from our PGM operations in both Southern Africa (SA) and in the United states (US)
• the benefits of significantly higher PGM basket prices
• the inclusion of a full year from the US PGM operations, compared with eight months in the comparative period
• increases in the gains on financial instruments and foreign exchange differences
• decreases in non-underlying items (i.e. impairments, provision for occupational healthcare claims, restructuring and transaction costs)
These improvements were partly offset by losses from the SA gold operations due to safety incidents in the first half of
2018 and the AMCU strike towards the end of the year, as well as significant decline in deferred tax rate adjustments relative to 2017.
The deferred tax credit for the comparative period in 2017 of R3,451 million (compared to a deferred tax credit of R511 million for 2018), was mainly due to the beneficial impact of the federal tax reform legislation enacted in the US on 22
December 2017. From 1 January 2018, the federal corporate income tax rate reduced from 35% to 21% which, together with other immaterial changes in the tax base, resulted in a deferred tax benefit in 2017 of R2,532 million.
As a result, the Group will report a basic loss per share of 44 cents (3 US cents) for the year ended 31 December 2018, which is significantly less than the basic loss per share of 229 cents (17 US cents) reported for the previous year and positive headline earnings per share (HEPS) of 65 cents (5 US cents) compared with the headline loss per share of 12 cents (1 US cents), for the comparable period in 2017. This represents an 81% reduction in the basic loss per share and a 642% increase in respect of HEPS.
The financial information on which this trading statement is based has not been reviewed or reported on by Sibanye-
Stillwater’s auditors.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

www.sibanyestillwater.com
Results presentation

Sibanye-Stillwater will release its results for the six months and year ended 31 December 2018 on Thursday, 21 February
2019 after 08:00 (CAT) and will host a live presentation and webcast at 10:00 (CAT). For the webcast and conference call details, please refer to our website at www.sibanyestillwater.com.

Ends.
Contact:
Email:
ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities
Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “may”, “could” “believe”,
“anticipate”, “target”, “estimate” and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report, published on 30 March
2018, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File
no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 14, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer